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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            ALLIANCE IMAGING, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         COMMON STOCK, PAR VALUE $.01
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  018606-10-3
                              ------------------
                                (CUSIP Number)

                             Mr. Joshua J. Harris
                          Three Rivers Holding Corp.
                          C/O Apollo Management, L.P.
                    1301 Avenue of the Americas, 38th Floor
                           New York, New York  10019
                                (212) 261-4000

                                with copies to:

     Michael D. Weiner, Esq.                           John J. Suydam, Esq.
     Apollo Management, L.P.                    O'Sullivan Graev & Karabell, LLP
1999 Avenue of the Stars, Suite 1900            30 Rockefeller Plaza. 41st Floor
 Los Angeles, California  90067                      New York, New York 10012
        (310) 201-4100                                    (212) 408-2400
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 JULY 23, 1997
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box     [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject tothe liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             (Page 1 of 13 Pages)

                                  SCHEDULE 13D



CUSIP NO.  018606-10-3                               PAGE   2   OF   13   PAGES
                                                          -----    ------


--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


   NEWPORT INVESTMENT LLC


--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)[X]
                                                                          (b)[_]


--------------------------------------------------------------------------------
3. SEC USE ONLY


--------------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   OO

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e).                                                       [_]



--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE

--------------------------------------------------------------------------------
                  7.  SOLE VOTING POWER
 NUMBER OF
                      0
  SHARES          --------------------------------------------------------------
                  8.  SHARED VOTING POWER
BENEFICIALLY
                      9,714,407
OWNED BY EACH     --------------------------------------------------------------
                  9.  SOLE DISPOSITIVE POWER
 REPORTING
                      0
  PERSON          --------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER
   WITH
                      9,714,407
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,714,407
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]



--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    61.6%*

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    HC

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                    2 of 13

                                  SCHEDULE 13D



CUSIP NO.  018606-10-3                               PAGE   3   OF   13   PAGES
                                                          -----    ------


--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


   APOLLO INVESTMENT FUND III, L.P.


--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)[X]
                                                                          (b)[_]


--------------------------------------------------------------------------------
3. SEC USE ONLY


--------------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   OO

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e).                                                       [_]



--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE

--------------------------------------------------------------------------------
                  7.  SOLE VOTING POWER
 NUMBER OF
                      0
  SHARES          --------------------------------------------------------------
                  8.  SHARED VOTING POWER
BENEFICIALLY
                      9,714,407
OWNED BY EACH     --------------------------------------------------------------
                  9.  SOLE DISPOSITIVE POWER
 REPORTING
                      0
  PERSON          --------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER
   WITH
                      9,714,407
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,714,407
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]



--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    61.6%*

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    PN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                    3 of 13

                                  SCHEDULE 13D



CUSIP NO.  018606-10-3                               PAGE   4   OF   13   PAGES
                                                          -----    ------


--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


   APOLLO OVERSEAS PARTNERS III, L.P.


--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)[X]
                                                                          (b)[_]


--------------------------------------------------------------------------------
3. SEC USE ONLY


--------------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   OO

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e).                                                       [_]



--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE

--------------------------------------------------------------------------------
                  7.  SOLE VOTING POWER
 NUMBER OF
                      0
  SHARES          --------------------------------------------------------------
                  8.  SHARED VOTING POWER
BENEFICIALLY
                      9,714,407
OWNED BY EACH     --------------------------------------------------------------
                  9.  SOLE DISPOSITIVE POWER
 REPORTING
                      0
  PERSON          --------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER
   WITH
                      9,714,407
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,714,407
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]



--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    61.6%

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    PN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                    4 of 13

                                  SCHEDULE 13D



CUSIP NO.  018606-10-3                               PAGE   5   OF   13   PAGES
                                                          -----    ------


--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


   APOLLO (U.K.) PARTNERS III, L.P.


--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)[X]
                                                                          (b)[_]


--------------------------------------------------------------------------------
3. SEC USE ONLY


--------------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   OO

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e).                                                       [_]



--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   UNITED KINGDOM

--------------------------------------------------------------------------------
                  7.  SOLE VOTING POWER
 NUMBER OF
                      0
  SHARES          --------------------------------------------------------------
                  8.  SHARED VOTING POWER
BENEFICIALLY
                      9,714,407
OWNED BY EACH     --------------------------------------------------------------
                  9.  SOLE DISPOSITIVE POWER
 REPORTING
                      0
  PERSON          --------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER
   WITH
                      9,714,407
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,714,407
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]



--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    61.6%*

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    PN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                    5 of 13

                                  SCHEDULE 13D



CUSIP NO.  018606-10-3                               PAGE   6   OF   13   PAGES
                                                          -----    ------


--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


   APOLLO ADVISORS II, L.P.

--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)[X]
                                                                          (b)[_]


--------------------------------------------------------------------------------
3. SEC USE ONLY


--------------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   OO

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e).                                                       [_]



--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE

--------------------------------------------------------------------------------
                  7.  SOLE VOTING POWER
 NUMBER OF
                      0
  SHARES          --------------------------------------------------------------
                  8.  SHARED VOTING POWER
BENEFICIALLY
                      9,714,407
OWNED BY EACH     --------------------------------------------------------------
                  9.  SOLE DISPOSITIVE POWER
 REPORTING
                      0
  PERSON          --------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER
   WITH
                      9,714,407
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,714,407
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]



--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    61.6%

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    PN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                    6 of 13

*On July 23, 1997, Newport Investment LLC, a Delaware limited liability company owned by the Apollo Purchasers (as defined in Item 2) (the "Investor"), entered into an Agreement and Plan of Merger (the "Agreement") with Alliance Imaging, Inc., a Delaware corporation (the "Issuer"). Subject to the satisfaction or waiver of certain terms and conditions of the Merger Agreement, a subsidiary of the Investor will merge (the "Merger") with and into the Issuer and, following the Merger, the Investor will own approximately 82.2% of the issued outstanding shares of common stock, par value $.01, of the Issuer (the "Shares"). In connection with the Merger Agreement, the Investor entered into a Stockholder Agreement dated as of July 23, 1997 with certain shareholders of the Issuer (the "Stockholder Agreement"). Pursuant to the Stockholder Agreement, shareholders of Alliance that own approximately 61.6% of the issued and outstanding shares of the Issuer (assuming the conversion of exercise of all securities convertible into or exercisable for Shares owned by such Shareholders) have agreed to vote, and have granted a related proxy to vote, their Shares in favor of the Merger Agreement and the Merger and have granted an option to the Investor to acquire all Shares owned by such shareholders at a purchase price of $11 per Share. Accordingly, the Investor will have the ability to ensure approval of the Merger by the holders of a majority of the Shares without the affirmative vote of any other holder of Shares.


                                    7 of 13

ITEM 1.  SECURITY AND ISSUER

  This Statement relates to the common stock, par value $0.01 per share ("Common Stock"), of Alliance Imaging, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 1065 North PacifiCenter Drive, Suite 200, Anaheim, California 92806.

ITEM 2.  IDENTITY AND BACKGROUND

(a)-(c) This statement is filed jointly by Newport Investment LLC (the and (f) "Investor"), a Delaware Limited Liability Company, Apollo Investment
         Fund III, L.P., a Delaware limited partnership ("AIF III"), Apollo Overseas Partners III, L.P. ("Overseas Partnrs"), Apollo (U.K.) Partners III, L.P., a limited partnership organized under the laws of the United Kingdom ("U.K. Partners" and, together with AIF III and Overseas Partners, the "Apollo Purchasers") and Apollo Advisors II, L.P., a Delaware limited partnership and te general partner of each of the Apollo Purchasers. The foregoing entities are hereinafter referred to collectively as the "Reporting Entities." The Reporting Entities are making this joint filing because they may be deemed to constitute a "group" withinthe meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act").

         Newport Investment LLC (the "Investor") is a Delaware limited liability company formed solely for the purpose of consummating the transactions contemplated by the Merger Agreement (as defined in Item 5). All of the interests in the Investor re owned by the Apollo Purchasers. However, the Investor may issue additional equity interests to third persons. It is not anticipated that the Investor will have any significant assets or liabilities other than those arising under the Merger Agreement or in connecion with the Merger, or engage in any activities other than those incident to its information and capitalization and the Merger. The principal office of Newport Investment LLC is c/o Apollo Advisors II, L.P., Two Manhattanville Road, Purchase, New York, 10577.

         Each of the Apollo Purchasers is principally engaged in the business of investing in securities. The principal office of each of the Apollo Purchasers is c/o Apollo Advisors II, L.P., Two Manhattanville Road, Purchase, New York, 10577.

         Advisors is the managing general partner of each of the Apollo Purchasers. Advisors is principally engaged in the business of serving as managing general partner of the Apollo Purchasers.

         Apollo Capital Management II, Inc., a Delaware corporation ("Apollo Capital"), is the general partner of Apollo Advisors. Apollo Capital is principally engaged in the business of serving as general partner to Advisors.

         Apollo Management, L.P., a Delaware limited partnership ("Apollo Management"), serves as manager of the Apollo Purchasers and manages their day-to-day operations.

         AIF III Management, Inc., a Delaware corporation ("AIM"), is the general partner of Apollo Management. AIM is principally engaged in the business of serving as general partner to Apollo Management.

         The respective addresses of the principal office of Advisors, Apollo Capital, Apollo Management and AIM are c/o Apollo Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577.

                                    8 of 13

         Apollo Fund Administration II LDC, a Cayman Islands LDC ("Administration"), is the administrative general partner of each of Overseas Partners and U.K. Partners. Administration is principally engaged in the business of serving as administratie general partner of Overseas Partners and U.K. Partners. The principal place of business of Administration is Apollo fund Administration II LDC, c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

         Apollo Management (UK) Ltd., an English corporation ("Management UK"), is the resident general partner of UK Partners. Management UK is principally engaged in the business of serving as the resident general partner of UK Partners. The addres of the principal business of Management UK is Hill House, 1 Little New Street, London EC4A 3TR, England.

         Schedule I to this statement contains information concerning the Reporting Entities and other persons and entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d) and  None of the Reporting Entities, Apollo Capital, Apollo Management, AIM,
(e) Administration, Management UK nor any of the persons or entities referred to in Schedule I has, during the last five years, been convicted in a criminal proceeding (excludng traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violationsof, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to the Stockholder Agreement (as defined and as described in Item
4), certain shareholders of the Issuer (the "Principal Shareholders") have granted to the Investor an option to purchase all of the shares of common stock, par value $.01, of the Issuer (the "Shares"), owned by such Principal Shareholders (including all Shares acquired after the date of the Stockholder Agreement), representing an aggregate of 9,714,407 Shares, for $11 per share in cash (the "Option"), or an aggregate of $107,408,471. Such shareholders entered into the Stockholder Agreement in consideration of the Investor entering into the Merger Agreement (as defined and as described in Item 4). No funds have been paid or other consideration given in connection with the execution of the Stockholder Agreement. It is not contemplated that the Option will be exercised. If the Option is exercised, the Investor intends to obtain financing from its members and/or arrange financing from third parties to pay the exercise price therefor.

ITEM 4.  PURPOSE OF TRANSACTION

     On July 23, 1997, the Investor entered into an Agreement and Plan of Merger (the "Merger Agreement") with the Issuer. Subject to the satisfaction or waiver of certain terms and conditions of the Merger Agreement, a subsidiary of the Investor will merge (the "Merger") with and into the Issuer and, as a result of the Merger, the Investor will own approximately 82.2% of the issued and outstanding Shares. In connection with the Merger Agreement, the Investor entered into a Stockholder Agreement dated as of July 23, 1997 (the "Stockholder Agreement") with the Principal Shareholders who own approximately 61.6% of the issued and outstanding Shares (assuming the conversion or exercise of all securities convertible into or exercisable for Shares owned by such Shareholders). The purpose of the Stockholder Agreement and the transactions contemplated thereby is to ensure approval of the Merger without the affirmative vote of any holder of Shares other than those persons who have agreed to vote in accordance with the voting provisions of the Stockholder Agreement (as described in Item 6).

     Pursuant to the terms of the Merger Agreement and subject to, among other things, the consummation of a planned merger of SMT Health Services Inc., a Delaware corporation ("SMT"), with Three Rivers Acquisition Corp. ("Three Rivers"), a Delaware corporation which is wholly owned indirectly by the holders of all of the membership interests of the Investor as of the date hereof, the Issuer has agreed to form a new subsidiary and, if the Merger is consummated, to cause that subsidiary to be merged with Three Rivers (the "Issuer/SMT Merger"). As a result of the Issuer/SMT Merger, SMT

                                    9 of 13
will become a wholly owned indirect subsidiary of the Issuer and approximately 90% and approximately 10% of the issued and outstanding Shares will be owned by the Investor and the Issuer's existing shareholders, respectively.

     The Merger Agreement provides that the Issuer will cause (1) all of its outstanding shares of Preferred Stock, subject to certain notice requirements, to be redeemed or converted into Shares and (2) all of its oustanding Senior Notes to be redeemed.

     In addition, pursuant to the Merger Agreement, at the effective time of the Merger, the Investor will be entitled to designate such number of directors of the surviving corporation as will give the Investor a majority of such directors.

     Each of the Merger Agreement and the Stockholder Agreement contains other terms and conditions. The foregoing description of such agreements is qualified in its entirety by reference to the text of such agreements, which are filed as exhibits to this Schedule 13D and are incorporated by reference herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) and  The Reporting Entities beneficially own and have shared power to vote
(b) and (subject to the exercise of the Option) dispose of, or to direct the vote and (subject to the exercise of the Option) disposition of, an aggregate of 9,714,407 Shares, epresenting approximately 61.6% of the issued and outstanding Shares (assuming the exercise of all options and warrants and the conversion of all convertible securities subject to the Stockholder Agreement). Information concerning the identity and background of suchpersons who share in the power to vote or to direct the vote or to dispose or direct the disposition of such Common Stock is as set forth in Item 2 and Schedule I and is incorporated herein by reference.

(c)      The responses set forth in Item 4 are incorporated herein.

(d) If, upon termination of the Merger Agreement, the Investor exercises the Option and within 60 days thereafter sells or agrees to sell any Shares, the Principal Stockholders shall have the right to receive, pro rata, based on their percentage onership of the Shares subject to the Stockholder Agreement (assuming the conversion into Shares of all Shares of Series D Cumulative Redeemable Preferred Stock), all proceeds from such sale in excess of $11 per share. The identity of the Principal Shareholders is et forth in Schedule A to the Stockholder Agreement, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The responses set forth in Item 4 and Item 5 are incorporated herein.

     Pursuant to the Stockholder Agreement, the Principal Shareholders have (i) agreed to vote and have granted a related proxy to vote their Shares in favor of the Merger Agreement and the Merger, (ii) granted an option to the Investor to acquire all Shares owned by such shareholders a $11 per Share in cash and
(iii) agreed to convert or exercise all securities that are convertible into or exercisable for Shares to the extent such Principal Shareholders receive notice of exercise of the Option.

     Pursuant to the Stockholder Agreement, each Principal Stockholder has further agreed (and the Stockholder Agreement includes an irrevocable proxy provision for the benefit of the Investor with respect to the shares of its capital stock subject to the Stockholder Agreement owned by each Principal Stockholder), (1) to vote all shares owned by such persons at any meeting of the Issuer's stockholders or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought, in favor of the adoption of the Merger Agreement and the Merger and (2) to vote such Shares at any meeting of stockholders of the Issuer or at any adjournment thereof or in any other circumstances upon which a stockholder's vote, consent or other approval is sought,

                                    10 of 13
against (x) any Alternative Transaction (as defined in Merger Agreement), (y) any amendment of the Issuer's certificate of incorporation or by-laws or other proposal or transaction involving the Issuer, which amendment or other proposal or transaction would be reasonably likely to impede, frustrate, prevent or nullify the Merger Agreement, the Merger or any of the transactions contemplated by any of the foregoing agreements or change in any manner the voting rights of each class of the Issuer's capital stock or (z) any action that would cause the Issuer to breach any representation, warranty or covenant contained in the Merger Agreement.

     Each Principal Stockholder has also agreed, until the Stockholder Agreement has terminated, among other things, not to: (1) sell, transfer, give, pledge or otherwise dispose of, or enter into any contract, option or other arrangement with respect to the sale, transfer, pledge, assignment or other disposition of, the subject shares owned by such Principal Stockholder other than pursuant to the terms of the Merger Agreement; (2) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection with, directly or indirectly, any Alternative Transaction; (3) directly or indirectly solicit, initiate or encourage the submission of, any proposal that may lead to an Alternative Transaction; or (4) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Alternative Transaction (or, in each case, permit any investment banker, financial advisor, attorney accountant or other representative retained by it do any of the foregoing).

ITEM 7.  MATERIAL TO BE FILED AS EXHIBIT

(a) Stockholder Agreement dated as of July 23, 1997, among the Investor and certain shareholders of the Issuer.

(b) Agreement and Plan of Merger dated as of July 23, 1997, between the Issuer and the Investor.

                                    11 of 13

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13D may be filed jointly on behalf of each of Newport Investment LLC, Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P., Apollo (U.K.) Partners III, L.P. and Apollo Advisors II, L.P.

Dated as of the 1st day of August, 1997.

NEWPORT INVESTMENT LLC

  By: /s/    Michael D. Weiner
     ---------------------------------
     Name:  Michael D. Weiner
     Title:   Vice President



APOLLO INVESTMENT FUND III, L.P.

  By:  Apollo Advisors II, L.P.,
       its General Partner
  By:  Apollo Capital Management II, Inc.,
       its General Partner


  By:/s/    Michael D. Weiner
     ---------------------------------
     Name:  Michael D. Weiner
     Title:   Vice President



APOLLO OVERSEAS PARTNERS III, L.P.


  By:  Apollo Advisors II, L.P.,
       its General Partner
  By:  Apollo Capital Management II, Inc.,
       its General Partner


  By:/s/    Michael D. Weiner
     ---------------------------------
     Name:  Michael D. Weiner
     Title:   Vice President



APOLLO (U.K) PARTNERS III, L.P.


  By:  Apollo Advisors II, L.P.,
       its General Partner
  By:  Apollo Capital Management II, Inc.,
       its General Partner


  By:/s/    Michael D. Weiner
     ---------------------------------
     Name:  Michael D. Weiner
     Title:   Vice President


APOLLO ADVISORS II, L.P.


  By:  Apollo Capital Management II, Inc.,
       its General Partner


  By:/s/    Michael D. Weiner
     ---------------------------------
     Name:  Michael D. Weiner
     Title:   Vice President

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                                   SCHEDULE I


     The following sets forth information on with respect to the general partners, executive officers, directors and principal shareholders of the Apollo Purchasers and certain related persons. Except as otherwise indicated in this
Schedule I or in the Schedule 13D in to which this Schedule I relates, the principal business address of each person or entity set forth below is c/o Apollo Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577, and each such person or entity is a citizen of the United States of America.

     The directors of Apollo Capital are Messrs. Leon D. Black and John J. Hannan. The principal occupation of each of Messrs. Black and Hannan is to act as an executive officer and director of Apollo Capital and AIM. Messrs. Black and Hannan are also limited partners of Advisors and Apollo Management.

     Messrs. Black and Hannan are also founding principals of Apollo Advisors, L.P. ("Apollo Advisors"), Lion Advisors, L.P. ("Lion") and Apollo Real Estate Advisors, L.P. ("AREA"). The principal business of Apollo Advisors and Lion is to provide advice regarding investments in securities and the principal business of AREA is to provide advice regarding investments in real estate and real estate-related investments. The business address of each of Messrs. Black and Harman is c/o Apollo Management, L.P., 1301 Avenue of the Americas, New York, New York 10019.

     Peter Henry Larder, Michael Francis Benedict Gillooly, Ian Thomas Patrick and Martin William Laidlaw, each of whom is a British citizen, serve as directors of Administration. Each of the above four individuals is principally-employed by CIBC Bank and Trust Company (Cayman) Limited ("CIBC") in the following politicians: Mr. Larder, Managing Director, Mr. Gillooly, Deputy Managing Director, Mr. Patrick, Manager-Accounting Services; and Mr. Laidlaw, Senior Fund Accountant. CIBC is a Cayman Islands corporation which is principally engaged in the provision of trust, banking and corporate administration services, the principal address of which is Edward Street Grand Cayman, Cayman Islands, British West Indies. It provides accounting, administrative and other services to Administration pursuant to a contract Mr. Leon D. Black is the beneficial owner of the stock of Administration.

     Michael Gross is a founding principal of Apollo Advisors, Lion and AREA, a member of the board of managers of the Investor and the Chairman of the Board and President of the Investor. Mr. Gross has served as an officer of certain affiliates of the Apollo Purchasers since 1990. Mr. Gross is a director of Allied Waste Industries, Inc., Converse Inc., Florsheim Group Inc., Furniture Brands International, Inc., Proffitt's Inc. and Urohealth, Inc.

     Joshua J. Harris is a member of the board of managers of the Investor and is the Vice President, Treasurer and Assistant Secretary of the Investor. Mr. Harris has served as an officer of certain affiliates of the Apollo Purchasers having been associated with them since 1990. Mr. Harris is a director of Converse Inc. and Florsheim Group Inc.

     Michael D. Weiner is the Vice President of the Investor. Mr. Weiner has been an officer of certain affiliates of the Apollo Purchasers since 1992.
Prior to 1992, Mr. Weiner was a partner in the law firm of Morgan, Lewis & Bockius LLP. Mr. Weiner is a director of Applause, Inc., Converse Inc., Capital Apartment Properties, Inc., Continental Graphics Holdings, Inc. and Florsheim Group Inc.

     Scott Kleinman is the Secretary of the Investor. Mr. Kleinman has served as an Associate of certain affiliates of the Apollo Purchasers since January 1996. Prior to January 1996, Mr. Kleinman was employed by Smith Barney Inc.